August 17, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr Schwall:

In response to your letter of comments dated July 14, 2010, please be advised as follows:

General

1.   After incorporating revisions addressing the additional comments contained in this comment letter, please proceed with filing your transition report and all other required amended reports, as well as your Form 10-K for the fiscal year ended March 31, 2010. In each of your amended filing, please revise your explanatory note, your restatement note, and all disclosures elsewhere to replace commentary indicating that the reason you are amending your filings is because you received comments from the SEC with brief descriptions of the reporting problems that you are seeking to correct with your amendment.

The Company will file the following amended documents by August 27, 2010 with revisions as per the comments received from the SEC dated July14, 2010:

REPORT	FILING DATE
Form 10-K for the fiscal year ended March 31, 2009	July14, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009	August 18, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009	November 23, 2009
Form 10-Q for the fiscal quarter ended December 31, 2009	February 22, 2010
Form 8-K	July 14, 2009
Form 8-K/A	August 17, 2009, as amended, October 22, 2009

The Company also intends to make these changes to its most recent 10-K filed on July 14, 2010 but requests that the SEC first complete its review of this document and send any additional comments, prior to filing the amended Form 10-K.

In all the filings mentioned above, including the Form 10K filed on July 14, 2010 the Company intends to replace any commentary indicating the reason for amending the filings is because the Company received comments from the SEC with more specific comments deemed appropriate for each filing.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291
August 17, 2010
Page 2

Where appropriate the Company will state the following as it’s reason for amending its filings: Lake Victoria Mining Company has reviewed accounting for the share exchange agreement between Lake Victoria and Kilimanjaro Mining Company, and based upon this review the Company has revised the accounting principles used for the share exchange, and this change has altered the Company's financials as revised in this filing.  The continuing Company has elected to change its year-end to March 31, and to continue to report based upon a fiscal year then ended.

2.   We note that you indicate in your letter of response that you will address a number of our prior comments in future filings, including the Form 10-K you intend to file shortly. We may have additional comments once you provide the responsive disclosure along with a letter which indicates precisely where in the new Form 10-K you have addressed each previously issued comment.

The Company acknowledges you may have additional comments upon review of subsequent filings and a review of our current Forms 10-K and 10-Q.

Prior comments have been listed below will be filed in a separate letter the Company is currently preparing which will indicate precisely where the Company has addressed the issued comments in the 10-K filed on July 14, 2010.

a.           Given the amount of your losses prior to the date the Form 10-K was filed, the statement that proceeds from your October 2007 public offering “will be applied” to the items specified in your prospectus (page 25) appears outdated;

b.           Total liabilities as of March 31, 2009, of $430,711 (page 25);

c.           The disclosure under “Securities authorized for issuance” at page 21 compared with the related disclosure at pages 53 and 54;

d.           Statements at pages 49 and 52 regarding whether you have a separate audit committee (you will need also to identify all members of the committee);

e.           It is not clear whether the last two signatories in fact signed the Form 10-K at page 58 (you should use “/s/” or some other convention to make this clear);

f.           The use of “our” and “us” rather than “my” and “me” in paragraphs 4(a) and 4(b) of the certification filed as exhibit 31.1;

g.           Apparent intended statement that a release was executed by Geo Can (twice at page 2 of the Form 8-K filed August 17, 2009); and

h.           Statement in the August 17 Form 8-K that “Of the 37,653,549 shares issued by us, sixty seven (sic) were used (sic) pursuant to Reg. S ... in that each of the purchasers was a non-US person [and the] remaining 6,027,630 shares....”

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291
August 17, 2010
Page 3

3.   We note your response to our prior comment 2. It would be helpful if you included the cautionary language at each place on you r website where the information about adjacent properties is located.

The Company has posted the following cautionary language on its website:

* This website contains information about adjacent properties on which we have no right to explore or mine. We advise US investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties

The statement can be found on the Company’s homepage and at the following URL’s:

http://www.lakevictoriaminingcompany.com/mining-operations/overview.php;
http://www.lakevictoriaminingcompany.com/mining-operations/tanzania-resource-wealth.php;
http://www.lakevictoriaminingcompany.com/mining-operations/investing-in-tanzania-mining-properties.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/overview.php;
http://www.lakevictoriaminingcompany.com/mining-operations/uranium/overview.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/acquisition-criteria.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/singida.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/kinyambwiga.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/geita.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/buhemba.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/kahama-south.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/uyowa.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/tarime-north-mara.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/north-mara.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/kubaisi-kiserya.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/kahama-shinyanga.php;
http://www.lakevictoriaminingcompany.com/mining-operations/gold/kalemela.php; and
http://www.lakevictoriaminingcompany.com/privacy-policy.php under the heading “Disclaimers”.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Controls and Procedures, page 24

4.   We note your response to our prior comment 6. Clarify how you were able to conclude as of June 30, 2009, that your disclosure controls and procedures were effective, insofar as you stated in your Form 10-K for the fiscal year ended March 31, 2009 that both the disclosure controls and procedures and internal control over financial reporting were not effective, and you state in your June 30, 2009 form 10Q that no changes to internal control over financial reporting were made during the quarter ended June 30, 2009.

The Company will amend its June 30th, 2009 Form 10-Q under controls and procedure item 4 for the erroneous statement that our disclosure controls and procedures were effective.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291
August 17, 2010
Page 4

The Company intended to state the following: “The Company concluded its internal controls were ineffective and once funding is deemed to be adequate, these controls will be strengthened to make the internal control environment more effective and efficient.”

Mineral Properties

5.   We note the disclosure you added in response to prior comment 12 indicating that exploration state companies expense the costs of acquiring mineral properties as a general rule. Please revise to clarify that ordinarily each costs would need to be capitalized to comply with GAAP. We understand that in your situation, you are unable to support the continued capitalization of such costs and have therefore expensed them in conjunction with your impairment testing. Please modify your accounting and disclosure as necessary, in all applicable reports, to reflect this as the appropriate course. Any cash expenditures made to acquire mineral rights should be reported as investing activities in your statements of cash flows.

The company will respond to this comment by making the following statement under the Mineral Properties section of its amended filings in the filings listed under comment 1 of this letter:

The amended filings will state: Under US GAAP mineral property acquisition costs are ordinarily capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The carrying costs should be assessed for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying costs may not be recoverable.

Since the Company is unable to support continued capitalization of acquisition costs the Company has chosen to expense versus capitalize its property acquisition costs until the Company identifies Proven and Probable Reserves.
When the Company has capitalized mineral property costs, these properties will be periodically assessed for impairment of value. Once a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method.    Additionally the Company expenses as incurred all maintenance and exploration property costs.

Draft Form 8-K/A2

6.   Please expand your amended filing to add Kilimanjaro’s financial statements for the six month periods ended June 30, 2009 and comparative June 30, 2008, to comply with Rule 8-04© of Regulation S-X.

When the Company files its amended filing it will add Kilimanjaro’s financial statements for the six month periods ended June 30, 2009 and comparative June 30, 2008, to comply with Rule 8-04 (c) (1) of Regulation S-X.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291
August 17, 2010
Page 5

The Company further acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Sincerely

ROGER A. NEWELL
ROGER A NEWELL
President
LAKE VICTORIA MINING COMPANY

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Address: 1781 Larkspur Drive, Golden, Colorado, 80401                                                                                                Tel: 1-303-526-5100          www.lvcamining.com